UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Hampshire Group, Limited

(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities)

408859106

(CUSIP Number)

Wynnefield Partners Small Cap Value, L.P. I 450 Seventh Avenue, Suite 509 New York, New York 10123 Attention: Mr. Nelson Obus

Copy to: Jeffrey S. Tullman, Esq. Kane Kessler, P.C. 1350 Avenue of the Americas, 26th Floor New York, New York 10019 (212) 541-6222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2015

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

CUSIP No. 408859106	13D/A	Page 2 of 13

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Partners Small Cap Value, L.P. I 13-3953291
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 545,462 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 545,462 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 545,462 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 408859106	13D/A	Page 3 of 13

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Partners Small Cap Value L.P. 13-3688497
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 343,199 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 343,199 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 343,199 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 408859106	13D/A	Page 4 of 13

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Small Cap Value Offshore Fund, Ltd. (No IRS Identification No.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 188,552 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 188,552 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 188,552 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 408859106	13D/A	Page 5 of 13

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Capital, Inc. Profit Sharing Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 105,250 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 105,250 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 105,250 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 408859106	13D/A	Page 6 of 13

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Capital Management, LLC 13-4018186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 888,661 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 888,661 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 888,661 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 408859106	13D/A	Page 7 of 13

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Capital, Inc. 13-3688495
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 188,552 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 188,552 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 188,552 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 408859106	13D/A	Page 8 of 13

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nelson Obus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 105,250 (See Item 5)
	8	SHARED VOTING POWER 1,077,213 (See Item 5)
	9	SOLE DISPOSITIVE POWER 105,250 (See Item 5)
	10	SHARED DISPOSITIVE POWER 1,077,213 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,182,463 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 408859106	13D/A	Page 9 of 13

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Joshua Landes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 1,077,213 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 1,077,213 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,077,213 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 408859106	13D/A	Page 10 of 13

Item 1. Security and Issuer.

This Amendment No. 2 amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on November 14, 2012 and as further amended by Amendment No. 1 filed on November 29, 2012 (the “Schedule 13D”) by the Wynnefield Reporting Persons (as defined in the Schedule 13D) with respect to shares of common stock, $0.10 par value per share (the “Common Stock”) of Hampshire Group, Limited, (the “Issuer”), whose principal executive offices are located at 114 W. 41st Street, New York, New York, 10036. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

The securities reported in this Schedule 13D as directly beneficially owned by the Wynnefield Reporting Persons were acquired with funds of approximately $2,100,817 (including brokerage commissions). All such funds were provided from the working capital or personal funds of the Wynnefield Reporting Persons who directly beneficially own such securities.

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D is filed by the Wynnefield Reporting Person to report acquisitions of shares of the Common Stock which increases its beneficial ownership (as such term is defined under Rule 13d-3 under the Exchange Act of 1934, as amended) of the Common Stock of the Issuer by more than 1% from the amounts previously reported on Amendment No. 1 previously filed on November 29, 2012. Other than as set forth in this Item 4, the Wynnefield Reporting Persons do not have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Wynnefield Reporting Persons intend to review their investment in the Issuer on a continuing basis, and to the extent permitted by law, may seek to engage in discussions with other stockholders and/or with management and the Board of the Issuer concerning the business, operations or future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Wynnefield Reporting Persons may, in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock, selling shares of Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or changing its intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4.

Item 5. Interest in Securities of the Issuer.

(a), (b) and (c) As of December 15, 2015, the Wynnefield Reporting Persons beneficially owned in the aggregate 1,182,463 shares of Common Stock, constituting approximately 13.5% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 8,769,223 shares of Common Stock outstanding as of December 1, 2015, as set forth in the Issuer’s most recent report on Form 10-K for the fiscal year ended December 31, 2014, filed with the Commission on December 11, 2015.

CUSIP No. 408859106	13D/A	Page 11 of 13

Name	Number of Common Stock	Percentage of Outstanding Common Stock

Partners	343,199	3.9%

Partners I	545,462	6.2%

Offshore	188,552	2.2%

Plan	105,250	1.2%

WCM is the sole general partner of Wynnefield Partners and Wynnefield Partners I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that Wynnefield Partners and Wynnefield Partners I beneficially own. WCM, as the sole general partner of Wynnefield Partners and Wynnefield Partners I, has the sole power to direct the voting and disposition of the Common Stock that Wynnefield Partners and Wynnefield Partners I beneficially own. Messrs. Obus and Landes are the co-managing members of WCM and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that WCM may be deemed to beneficially own. Messrs. Obus and Landes, as co-managing members of WCM, share the power to direct the voting and disposition of the shares of Common Stock that WCM may be deemed to beneficially own.

WCI is the sole investment manager of Offshore and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that Offshore beneficially owns. WCI, as the sole investment manager of Offshore, has the sole power to direct the voting and disposition of the Common Stock that Offshore beneficially owns. Messrs. Obus and Landes are the executive officers of WCI and, accordingly, each may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that WCI may be deemed to beneficially own. Messrs. Obus and Landes, as executive officers of WCI, share the power to direct the voting and disposition of the shares of Common Stock that WCI may be deemed to beneficially own.

The Plan is an employee profit sharing plan. Mr. Obus is the portfolio manager of the Plan and has the sole authority to direct the voting and the disposition of the shares of Common Stock that the Plan beneficially owns. Accordingly, Mr. Obus may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that the Plan may be deemed to beneficially own.

Beneficial ownership of the Common Stock shown on the cover pages of and set forth elsewhere in this Schedule 13D for each member of the Wynnefield Reporting Persons assumes that they have not formed a group for purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the Wynnefield Reporting Persons were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 1,182,463 shares of Common Stock, constituting approximately 13.5% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 8,769,223 shares of Common Stock outstanding as of December 1, 2015, as set forth in the Issuer’s most recent report on Form 10-K for the fiscal year ended December 31, 2014 filed with the Commission on December 11, 2014.

CUSIP No. 408859106	13D/A	Page 12 of 13

The filing of this Schedule 13D and any future amendment by the Wynnefield Reporting Persons, and the inclusion of information herein and therein with respect to WCM, WCI and Messrs. Obus and Landes, shall not be considered an admission that any of such persons, for the purpose of Section 16(b) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest. Each of WCM, WCI and Messrs. Obus and Landes disclaims any beneficial ownership of the shares covered by this Schedule 13D.

The Wynnefield Reporting Persons have acquired shares of Common Stock during the last 60 days, as follows;

Name	Date	Number of Shares	Price Per Share

Wynnefield Partners I	December 15, 2015	245,990	$0.17
Wynnefield Partners	December 15, 2015	151,409	$0.17
Offshore	December 15, 2015	42,639	$0.17

(d) and (e). Not Applicable

CUSIP No. 408859106	13D/A	Page 13 of 13

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: December 17, 2015

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

By: Wynnefield Capital Management, LLC,

its General Partner

By: /s/ Nelson Obus

Nelson Obus, Co-Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

By: Wynnefield Capital Management, LLC,

its General Partner

By: /s/ Nelson Obus

Nelson Obus, Co-Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By: Wynnefield Capital, Inc.,

its Investment Manager

By: /s/ Nelson Obus

Nelson Obus, President

WYNNEFIELD CAPITAL MANAGEMENT, LLC

By: /s/ Nelson Obus

Nelson Obus, Co-Managing Member

WYNNEFIELD CAPITAL, INC.

By: /s/ Nelson Obus

Nelson Obus, President

/s/ Nelson Obus

Nelson Obus, Individually

/s/ Joshua Landes

Joshua Landes, Individually